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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                Popular, Inc. (Formerly: BanPonce Corporation)
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                (Exact name of issuer as specified in charter)

              Popular Center Building, 209 Munoz Rivera Avenue,
                         Hato Rey, Puerto Rico 00918
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  (787) 765-9800
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

   Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security
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2. Number of shares outstanding before the change
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3. Number of shares outstanding after the change
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4. Effective date of change
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5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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Give brief description of transaction
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change  BanPonce Corporation
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2. Name after change   Popular, Inc.
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3. Effective date of charter amendment changing name   April 28, 1997
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4. Date of shareholder approval of change, if required   April 25, 1997
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Date  April 28, 1997                               /s/ Jorge A. Junquera
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                                            Jorge A. Junquera, Senior Executive
                                                      Vice President